Filed by Progressive Waste Solutions Ltd.

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Waste Connections, Inc.

(Commission File No. 001-31507)

Commission File No. for Registration Statement on Form F-4

filed by Progressive Waste Solutions Ltd.: 333-209896

Progressive Waste Solutions Ltd. (“Progressive Waste”) filed Amendment No. 3 to Form F-4 Registration Statement No. 333-209896 with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2016 (the “Registration Statement”), which was declared effective by the SEC on April 25, 2016.  Progressive Waste is disclosing the following information to supplement the disclosure of certain U.S. federal income tax consequences of the Merger included in the section “Certain Tax Consequences of the Transactions — U.S. Federal Income Tax Consequences of the Merger” beginning on page 107 of the Registration Statement.  This Form 6-K is incorporated by reference into the Registration Statement.   All capitalized terms used and not defined herein are defined in such Registration Statement.

As a result of Progressive Waste’s and Waste Connections, Inc.’s (“Waste Connections”) internal planning in connection with the transactions that will effectuate the Merger, the indirect subsidiary of Progressive Waste that will directly acquire the shares of Waste Connections common stock pursuant to the Merger (hereafter, the “Acquirer”) will be a foreign entity for U.S. federal income tax purposes, rather than a domestic entity (as previously disclosed).  As a result of this change, there may be certain changes to the U.S. federal income tax consequences of the Merger to Waste Connections stockholders from those set forth in the Registration Statement that are described below.

The receipt of consideration pursuant to the Merger that is treated as a distribution under Section 304 of the Code generally will be taxable as a dividend to U.S. holders and non-U.S. holders to the extent of such holders’ allocable share of the earnings and profits of Waste Connections, without regard to the earnings and profits of Acquirer.

Further, under IRS Notice 2012-15, 2012-9 I.R.B. 424, a U.S. holder that is subject to U.S. federal income tax on the gain realized on the transfer of Waste Connections common stock pursuant to the Merger may also be subject to U.S. federal income tax to the extent it is treated as receiving a dividend under Section 304 of the Code pursuant to the Merger. This result generally will not apply to a U.S. holder of Waste Connections common stock who does not also own, actually or constructively, Progressive Waste common shares.  The rules of Section 304 of the Code are very complex and all U.S. holders of Waste Connections common stock, in particular those who also own, actually or constructively, Progressive Waste common shares, should consult their own tax advisors with respect to the applicability of Section 304 of the Code and IRS Notice 2012-15 to their particular circumstances.

In addition, if Waste Connections is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”) when the Merger is effected (or has been a USRPHC at any time during the Applicable Period), a non-U.S. holder generally will not be subject to U.S. federal income tax on the gain realized on the transfer of Waste Connections common stock in the Merger pursuant to the publicly traded exception under Section 897(c)(3) of the Code, provided that the non-U.S. holder’s shares of Waste Connections common stock (including shares of Waste Connections common stock that are attributed to such holder under the attribution rules of Section 318 of the Code, as modified by Section 897(c)(6)(C) of the Code) have not represented more than 5% of Waste Connections’ common stock at any time during the Applicable Period. Moreover, if Waste Connections is a USRPHC when the Merger is effected (or has been a USRPHC at any time during the Applicable Period), and a non-U.S. holder’s receipt of Merger Consideration is treated as a distribution or redemption by Acquirer under Section 304 of the Code, then any gain realized by such holder on such distribution or redemption generally will not be subject to U.S. federal income tax.

The discussion above only describes certain changes to the U.S. federal income tax consequences of the Merger related to the change in the transactions that will effectuate the Merger described above.  For a detailed discussion of the material U.S. federal income tax consequences of the Merger see “Certain Tax Consequences of the Transactions — U.S. Federal Income Tax Consequences of the Merger” beginning on page 107 of the Registration Statement.  Waste Connections stockholders should consult their tax advisors as to the particular tax consequences to them of the transaction, including the effect of U.S. federal, state and local tax laws and foreign tax laws.

Important Information and Where to Find It

In connection with the transactions referred to in this filing, Progressive Waste has filed a registration statement on Form F-4 with the SEC containing a proxy statement of Waste Connections that also constitutes a prospectus in the United States of Progressive Waste.  Progressive Waste and Waste Connections have mailed the Proxy Statement/Prospectus to Waste Connections’ stockholders.  This filing is not a substitute for the Proxy Statement/Prospectus or registration statement or for any other document that Progressive Waste or Waste Connections may file with the SEC and send to Progressive Waste’s and/or Waste Connections’ shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF PROGRESSIVE WASTE AND WASTE CONNECTIONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Proxy Statement/Prospectus and the management information circular sent to Progressive Waste shareholders and other documents filed with the SEC by Progressive Waste or Waste Connections through the website maintained by the SEC at http://www.sec.gov and, in Progressive Waste’s case, also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Progressive Waste shareholders may also obtain these documents, free of charge, from Progressive Waste’s website at http://www.progressivewaste.com/ or upon request from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com.  Copies of the documents filed with the SEC by Waste Connections will be available free of charge on the Investor Relations page on Waste Connections’ Web site at www.wasteconnections.com or by contacting Waste Connections’ Investor Relations Department at (832) 442-2200.